EXHIBIT 3.1

Amendment 3/3

Note: this is a translation into English of the official Dutch version of a deed of amendment to the articles of association of a public company with limited liability under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

FRANK’S INTERNATIONAL N.V.

(FOLLOWING AMENDMENT: EXPRO GROUP HOLDINGS N.V.)

On this, the first day of October two thousand and twenty-one, appeared before me, Paul Cornelis Simon van der Bijl, civil law notary in Amsterdam:

Mike Federico Koudenburg, born in Santafé de Bogotá, Colombia on the sixteenth day of May nineteen hundred ninety-five, employed at the offices of me, civil law notary, located at Beethovenstraat 400, 1082 PR Amsterdam.

The person appearing before me declared that the general meeting of Frank’s International N.V., a public company with limited liability under Dutch law, having its corporate seat in Amsterdam (address: Mastenmakersweg 1, 1786 PB Den Helder, the Netherlands, trade register number: 34241787) (the “Company”), in a meeting held on the tenth day of September two thousand and twenty-one (the “Meeting”), decided, among other things, to amend the Company’s articles of association (the “Articles of Association”).

A copy of an extract of the minutes reflecting the resolutions passed at the Meeting (the “Extract”) shall be attached to this Deed as an annex.

The Articles of Association were most recently amended by a deed executed on the date hereof before Paul Cornelis Simon van der Bijl, aforementioned.

In order to carry out the abovementioned decision to amend the Articles of Association, the person appearing declared to hereby amend the Articles of Association in their entirety, as set out below:

CHAPTER I

Definitions

Article 1. Definitions

In these articles of association, the following terms shall mean:

a.

Affiliate: of any specified person, any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified person (control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing);

b.	Annual Accounts: the balance sheet and profit and loss account plus explanatory notes of the company;

c.	Auditor: a registered accountant or any such other accountant as referred to in article 2:393 of the Netherlands Civil Code, or any organization in which such accountants co-operate;

d.	Board: the board (het bestuur) of the company;

e.	Director: a member of the Board and refers to either an Executive Director or a Non-Executive Director, as applicable.

f.	Executive Director: a Director appointed as executive director of the company in accordance with article 14.1.

g.	Non-Executive Director: a Director appointed as non-executive director of the company in accordance with article 14.1.

h.	Subsidiary:

•

a legal entity in respect whereof the company or any of its subsidiaries have, whether or not pursuant to an agreement with other persons entitled to vote, can exercise either individually or collectively, more than one-half of the voting rights at the general meeting;

•

a legal entity of which the company or any of its subsidiaries are members or shareholders, and in respect of which the company or any of its subsidiaries have, either individually or collectively, the right to appoint or dismiss more than half of such legal entity’s managing directors or supervisory directors, whether or not pursuant to any agreement with other persons having voting rights, and even if all persons having voting rights in fact cast their vote;

•	a partnership acting in its own name, for the liabilities of which the company or one or more subsidiaries is, as a partner, fully liable to creditors;

i.

Stock Market: regulated market or multilateral trading facility, as referred to in article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a system comparable to a regulated market or multilateral trading facility in a state not being a member state of the European Economic Area.

CHAPTER II

Name. Corporate seat. Objects

Article 2. Name and corporate seat

2.1	The name of the company is Expro Group Holdings N.V.

2.2	The company has its corporate seat in Amsterdam.

Article 3. Objects

The objects of the company are:

a.	to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

b.	to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

c.	to acquire, dispose of, manage and exploit real and personal property, including patents, marks, licenses, permits and other industrial property rights;

d.

to borrow and/or lend monies, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others (including through the issuance of bonds, promissory notes or other securities in the widest sense of the word);

e.	to grant security over the assets of the company and its subsidiaries;

f.	to carry out all sorts of industrial, financial and commercial activities, including the manufacturing, import, export, purchase, sale, distribution and marketing of products and raw materials;

g.	to act as a holding company,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense.

CHAPTER III

Capital and shares. Register of shareholders

Article 4. Authorized capital. Fractional Shares

4.1

The authorized capital amounts to twelve million euro (EUR 12,000,000) and is divided into two hundred million (200,000,000) shares of common stock, each with a nominal value of six eurocent euro (EUR 0.06) each

4.2	The shares shall be numbered consecutively from 1 onwards.

4.3	The company shall not cooperate to the issue of depositary receipts.

4.4	All shares shall be in registered form. No share certificates shall be issued.

4.5

Each share consists of six (6) fractional shares. The nominal value of a fractional share is one eurocent (EUR 0.01). Unless specified differently and subject to applicable law, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

4.6

Holders of fractional shares together constituting the nominal value of one or more shares may exercise the meeting and voting rights attached to such share(s) collectively, whether through one of them or through the holder of a written proxy. Fractions of votes shall be disregarded.

4.7

Any distribution to which the holder of one (1) share is entitled divided by six (6) represents the entitlement to such distribution of a holder of a fractional share for each fractional share held by such holder.

4.8

To the extent that a holder of one or more fractional shares holds at least six (6) fractional shares or a multiple thereof, every six (6) fractional shares held by such holder shall automatically be consolidated into one (1) share.

Article 5. Register of shareholders

A shareholders register will be kept at the office of the company in accordance with applicable law; provided that the preceding shall not apply to the part of the register kept outside The Netherlands in order to comply with the laws applicable there or by virtue of any stock exchange requirements.

CHAPTER IV

Issue of shares. Repurchase of shares. Capital reduction

Article 6. Issue of shares. Authorized corporate body. Terms and conditions of issue. Preemptive rights

6.1	The company may issue shares up to the entire authorized share capital pursuant to a resolution of the Board.

6.2

The designation as set out in paragraph 1 of this article 6 shall be valid for a period of five years starting on May nineteen, two thousand and seventeen and ending on May nineteen, two thousand and twenty-two (unless such period is extended in accordance with this article 6 paragraph 3). This designation also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares.

6.3

The designation as set out in this article 6 paragraph 1, with or without the authority to restrict or exclude pre-emptive rights, may be extended by a resolution of the general meeting, each time for a period not exceeding five years. If the designation is extended, the number of shares which may be issued shall be determined at the same time. Unless laid down otherwise in the designation, it may not be withdrawn.

6.4

If the designation as set out in this article 6 paragraph 1 ends, the general meeting shall be competent to issue shares except to the extent another body is designated for this purpose by the general meeting. The resolution of the general meeting to issue shares or to designate another body, including or excluding the assignment of the authority to exclude or limit the pre-emptive rights, other than as set out in this article 6 paragraph 1, will only be taken on the proposal of the Board. Any designation shall also determine the number of shares which may be issued and will have a duration of no more than five years.

6.5

The provisions of paragraph 1 up to and including paragraph 4 of this article shall apply accordingly to the granting of rights to subscribe to shares, but do not apply to the issue of shares to someone who exercises a previously acquired right to subscribe to shares.

6.6	The body authorized to issue shares may resolve to charge amounts to be paid up on such shares against the company’s reserves, irrespective of whether those shares are issued to existing shareholders.

6.7	If a resolution to issue shares is adopted, the issue price of the shares and the other conditions of the issue shall also be determined.

6.8

Subject to this article 6 paragraph 10, each holder of shares shall, with respect to an issue of shares, have a pre-emptive right with respect to any further share issue in proportion to the aggregate amount of his shares, except if shares are issued for a non-cash consideration, shares are issued as a result of a legal merger or legal split-off or if shares are issued to employees of the company or of a group company.

6.9	Pre-emptive rights, if applicable, may be exercised within at least two weeks after the notification was sent to the shareholders.

6.10

If the general meeting is competent to issue shares, it may also restrict or exclude pre-emptive rights. If pre-emptive rights are restricted or excluded by a resolution of the general meeting, the reasons for such proposal and the issue price of the shares must be given in writing in the proposal thereto. Pre-emptive rights may also be excluded or restricted by the body authorized to issue shares if such corporate body is also authorized by the relevant resolution of the general meeting for a fixed period, not exceeding five years, to restrict or exclude the pre-emptive rights. Upon termination of the authority of the corporate body to issue shares, its authority to restrict or exclude pre-emptive rights shall also terminate.

6.11

A resolution of the general meeting to restrict or exclude pre-emptive rights or to authorize another corporate body for that purpose shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the general meeting.

6.12

If, on the issue of shares, an announcement is made as to the amount to be issued and only a lesser amount can be placed, such lower amount shall be placed only if the conditions of issue explicitly provide therefore.

6.13

At the granting of rights to subscribe to shares, the shareholders shall have a pre-emptive right. The provisions of the previous paragraphs of this article shall apply accordingly at the granting of rights to subscribe to shares. Shareholders shall have no pre-emptive rights in respect to shares issued to a person who exercises a right to acquire shares granted to him at an earlier date.

Article 7. Payment for shares. Payment in cash. Non-cash contribution

7.1

Upon the issue of a share, the nominal value must be fully paid up, and, in addition, if the share is subscribed at a higher amount, the difference between such amounts. It may be stipulated that a part, not exceeding three quarters of the nominal value needs only be paid after such part is called up by the company.

7.2

Persons who are professionally engaged in the placing of shares for their own account may be permitted, by agreement, to pay less than the nominal value for the shares subscribed by them, provided that no less than ninety-four percent of such amount is paid in cash not later than on the subscription for the shares.

7.3

Payment for shares shall be made in cash unless a non-cash contribution has been agreed. Payment in foreign currency may only be made with the company’s approval, and furthermore in accordance with the relevant statutory provisions.

7.4

The Board may resolve to agree to a payment for shares other than in cash without the prior approval of the general meeting. A non-cash contribution shall occur without delay after acceptance of the share or following the day on which an additional payment is called up or agreed upon. In accordance with article 2:94b paragraph 1 of the Netherlands Civil Code, a description shall be drawn up of the contribution to be made. The description shall relate to the situation on a day no less than six months prior to the day the shares are subscribed for or the additional payment is called up or agreed upon. The Directors shall sign the description; if the signature of any of them is lacking, this fact shall be recorded and the reasons therefor so noted.

7.5	An Auditor shall issue a statement on the description of the contribution to be made.

7.6	The provisions set out in this article relating to the description and Auditor’s report shall not apply to the cases referred to in article 2:94b paragraphs 3, 6 and 8 of the Netherlands Civil Code.

Article 8. Repurchase of shares

8.1	The company may not subscribe for its own shares upon the issue thereof.

8.2

Any acquisition by the company of shares in its capital which are not fully paid up, is null and void. Any acquisition by the company of fully paid up shares in its capital, in violation of paragraph 3 of this article is null and void. The term shares in this paragraph and paragraphs 3 up and including 5 of this article shall include depositary receipts.

8.3	The company may only acquire its own fully paid-up shares without consideration, or:

a.

if the equity decreased by the acquisition price is not less than the paid and called up part of the capital increased with the reserves which must be maintained by law or the articles of association; and

b.

the nominal amount of the shares in the company’s capital to be acquired, already held or held in pledge by the company and its subsidiaries collectively, does not exceed half of the company’s issued capital.

The company may only acquire its own fully paid-up shares with consideration if and insofar the general meeting has authorized the Board in that respect. Such authorization shall be valid for a period of no longer than eighteen months. In the authorization, the general meeting shall state the number of shares that may be acquired, how the shares may be acquired and the limits within which the price of the shares must be set. No authorization shall be required in case the company acquires shares in its capital, which are officially listed on a Stock Market, for the purpose of transferring such shares to employees of the company or of a group company, under a scheme applicable to such employees.

8.4

Decisive for the validity of the acquisition shall be the value of the company’s equity according to the most recently adopted balance sheet decreased with the acquisition price of shares in the company’s capital, the amount of the loans as meant in article 2:98c paragraph 2 of the Netherlands Civil Code and any distributions to others out of profits or reserves which became payable by the company and its subsidiaries after the date of the balance sheet. If more than six months have lapsed since the expiration of a financial year without adoption of the Annual Accounts, an acquisition in accordance with the provisions in paragraph 3 shall not be permitted.

8.5

The provisions of paragraphs 2 up to and including 4 of this article do not apply to shares acquired by the company under universal succession of title (onder algemene titel), without prejudice of the provisions in article 2:98a paragraph 3 and paragraph 4 of the Netherlands Civil Code.

8.6

The company may not with a view to any other party subscribing to or acquiring the company’s shares or depositary receipts, grant loans, provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others. This prohibition shall also apply to its subsidiaries. This prohibition shall not apply if shares or depositary receipts are subscribed for or acquired by employees of the company or a group company.

8.7

The company and its subsidiaries may not grant loans with a view to subscribing for its own shares or any other party acquiring shares in the capital of the company or depositary receipts, unless the Board passes a resolution and the conditions of article 2:98c paragraphs 2 up to and including 7 of the Netherlands Civil Code are fulfilled.

8.8

Shares or depositary receipts in the company’s capital may, upon issue, not be subscribed for by or on behalf of any of its subsidiaries. The subsidiaries may acquire such shares or depositary receipts for their own account only insofar as the company is permitted to acquire its own shares or depositary receipts pursuant to paragraphs 2 up to and including 5 of this article.

8.9

Disposal of any shares in its own capital or depositary receipts held by the company shall require a resolution of the general meeting provided that the general meeting has not granted this authority to another corporate body.

8.10

The company may not cast votes in respect of shares in its own capital held by the company or such shares on which the company has a right of usufruct or pledge. Nor may any votes be cast by the pledgee or usufructuary of shares in its own capital held by the company if the right has been created by the company. No votes may be cast in respect of the shares whereof depositary receipts are held by the company. The provisions of this paragraph shall also apply to shares or depositary receipts held by any Subsidiary or in respect of which any Subsidiary owns a right of usufruct or pledge.

8.11

When determining to what extent the company’s capital is represented, or whether a majority represents a certain part of the capital, the capital shall be reduced by the amount of the shares for which no votes can be cast.

Article 9. Capital reduction

9.1

Upon a proposal of the Board, the general meeting may resolve to reduce the issued capital of the company by a cancellation of its shares or by a reduction of the nominal value of the shares by amendment of the articles of association.

9.2	The relevant statutory provisions shall apply to the above mentioned resolution and the execution thereof.

CHAPTER V

Transfer of shares. Usufruct. Pledge

Article 10. Transfer of shares

The transfer of a share or any restricted rights thereon must be effected in accordance with applicable law.

Article 11. Usufruct

11.1	A shareholder may freely create a right of usufruct on one or more of his shares.

11.2	The shareholder shall have the voting rights attached to the shares on which the usufruct has been established.

11.3	In deviation of the previous paragraph, the voting rights shall be vested in the usufructuary if such is determined upon the creation of the right of usufruct.

11.4

The shareholder without voting rights and the usufructuary with voting rights shall have the rights conferred by law upon holders of depositary receipt issued with the cooperation of the company. The usufructuary without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the usufruct. Wherever reference is made in these articles of association to “holders of depositary receipts issued with the cooperation of the company” this shall be deemed to include usufructuaries who have the relevant rights.

11.5

Any rights arising from the share to acquire other shares, shall vest in the shareholder on the understanding that he must compensate the usufructuary for the value thereof to the extent the usufructuary is entitled thereto pursuant to his right of usufruct.

Article 12. Pledge

12.1	A shareholder may create a right of pledge on one or more of his shares.

12.2	The shareholder shall have the voting rights attached to the shares on which the pledge has been established.

12.3	In deviation of the previous paragraph, the voting rights shall be vested in the pledgee if such is provided upon the creation of the pledge.

12.4

The shareholder without voting rights and the pledgee with voting rights shall have the rights conferred by law upon holders of depositary receipt issued with the cooperation of the company. Pledgees without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the pledge. Wherever reference is made in these articles of association to “holders of depositary receipts issued with the cooperation of the company” this shall be deemed to include pledgees who have the relevant rights.

Article 13. Acknowledgement pledge

13.1

A pledge may also be created without acknowledgement by or service on the company. In that case article 3:239 of the Netherlands Civil Code shall apply accordingly, whereby the acknowledgement by or service on the company shall take the place of the notification referred to in paragraph 3 of that article.

13.2

If a pledge is created without acknowledgement by or service on the company, the rights pursuant to the provisions of article 12 shall vest in the pledgee only after the pledge has been acknowledged by or has been served on the company.

CHAPTER VI

The Board

Article 14. Composition of the Board.

14.1

The Board consists of one or more Executive Directors and one or more Non-Executive Directors. The total number of Directors, as well as the number of Executive Directors and Non-Executive Directors, is determined by the Board.

14.2	Only individuals can be Non-Executive Directors.

Article 15. Appointment, suspension and removal of Directors.

15.1

Directors will be appointed by the general meeting at the proposal of the Board. When making such proposal, subject to applicable law, the Board must observe the terms of the director nomination agreement by and among the company and the shareholders party thereto, as amended from time to time, for as long as the company is a party to that agreement. Directors will be appointed either as an Executive Director or as a Non-Executive Director. The general meeting shall be free to appoint a Director if the Board fails to make a proposal within three months of the position becoming vacant. A proposal submitted on time shall be binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

15.2	At a general meeting, votes in respect of the appointment of a Director can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto.

15.3	A proposal to appoint a Director will also state the candidate’s proposed term of office. A Director whose term of office expires is immediately eligible for reappointment.

15.4	The legal relationship between a Director and the company does not constitute an employment contract.

15.5

Each Director may be suspended or removed by the general meeting at any time. A resolution of the general meeting to suspend or remove a Director other than pursuant to a proposal by the Board requires a simple majority of the votes cast. An Executive Director may also be suspended by the Board. A suspension by the Board may at any time be discontinued by the general meeting.

15.6

Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension will end.

15.7

If the general meeting has suspended a Director in conformity with paragraph 5, the general meeting shall within three months of the date on which suspension has taken effect resolve either to dismiss such Director, or to terminate or continue the suspension, failing which the suspension shall lapse. A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting has adopted the resolution to continue the suspension. If within the period of continued suspension the general meeting has not resolved either to dismiss the Director concerned or to terminate the suspension, the suspension shall lapse. A Director who has been suspended shall be given the opportunity to account for his actions at the general meeting.

Article 16. Compensation of Directors.

16.1	The company must have a policy with respect to the compensation of Directors. This policy is determined by the general meeting upon a proposal of the Board with a simple majority of the votes cast.

16.2	The compensation policy shall, at a minimum, address the items set out in articles 2:383c up to and including 2:383e of the Netherlands Civil Code.

16.3

The authority to establish compensation and other terms of service for Directors is vested in the Board, with due observance of the compensation policy referred to in paragraph 1 and subject to applicable law.

16.4

With regard to arrangements concerning compensation in the form of shares or share options, the Board shall submit a proposal to the general meeting for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to the Directors and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

Article 17. General duties of the Board.

17.1	The Board is entrusted with the management of the company. In the exercise of their duties, the Directors must be guided by the interests of the company and the business connected with it.

17.2	Each Director is responsible for the company’s general course of affairs.

Article 18. Allocation of Duties within the Board.

18.1

The Executive Directors are primarily charged with the company’s day-to-day operations and the Non-Executive Directors are primarily charged with the supervision of the performance of the duties of the Directors.

18.2	An Executive Director, designated by the Board, will be the Chief Executive Officer.

18.3	A Non-Executive Director, designated by the Board, will be the Chairman of the Board.

18.4	The Directors may allocate their duties amongst themselves in or pursuant to the internal rules of the Board or otherwise pursuant to resolutions adopted by the Board, provided that:

a.	the Executive Directors shall be charged with the Company’s day-to-day operations;

b.	the task of supervising the performance of the duties of the Directors cannot be taken away from the Non-Executive Directors; and

c.	the making of proposals for the appointment of a Director and the determination of the compensation of the Executive Directors cannot be allocated to an Executive Director.

Article 19. Decision-making.

19.1	The Board shall meet as often as a Director may deem necessary.

19.2

In a meeting of the Board, each Director has a right to cast one vote. All resolutions by the Board shall be adopted by a simple majority of the votes cast. In the event the votes are equally divided, none of the Directors has a decisive vote.

19.3	A Director may grant another Director a written proxy to represent him at the meeting.

19.4	The Board may adopt resolutions without holding a meeting, provided that the resolution is adopted in writing and all Directors have expressed themselves in favor of the proposal.

19.5	The Board may adopt rules and regulations governing its decision-making process.

19.6

A Director shall not participate in the deliberations and the decision making process if he has a direct or indirect personal interest which is in conflict with the interest of the company and the business connected with it. If, as a result thereof, no resolution can be passed by the Board, the resolution may nevertheless be passed by the Board as if none of the Directors has a conflict of interests as described in the previous sentence.

19.7	Without prejudice to paragraph 6, the Executive Directors shall not participate in the decision-making concerning:

a.	the determination of the compensation of Executive Directors; and

b.	the instruction of an auditor to audit the annual accounts if the general meeting has not granted such instruction.

19.8

The Board may determine in writing, in or pursuant to the internal rules of the Board or otherwise pursuant to resolutions adopted by the Board, that one or more Directors can validly pass resolutions in respect of matters which fall under their respective duties.

Article 20. Representative authority

20.1	The Board shall represent the company. The Chief Executive Officer is individually authorized to represent the company.

20.2

The Board may appoint officers and grant them a general or special power of attorney. Their title shall be determined by the Board. Titles may include Chief Financial Officer, Chief Legal Officer and Secretary. Each officer shall represent the company within the bounds of his authorization.

Article 21. Approval of board resolutions

21.1

The Board shall require the approval of the general meeting for resolutions of the Board with regard to an important change in the identity or character of the company or its business, including in any case:

a.	the transfer of the business of the company or almost the entire business of the company to a third party;

b.

the entering into or termination of any long-term co-operation of the company or any Subsidiary of the company with another legal entity or company or as a fully liable partner in a limited or general partnership, if such co-operation or termination is of far-reaching significance for the company;

c.

the acquisition or disposal by the company or by a Subsidiary of the company of a participation in the capital of another company with a value of at least one third of the amount of the assets according to the balance sheet with explanatory notes, or in case the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes, forming part of the most recently adopted Annual Accounts of the company.

21.2	The absence of approval as meant in this article does not affect the representative authority of the Board or the Directors.

Article 22. Absence or inability to act

22.1

If a seat on the Board is vacant or a Director is unable to act, the remaining Director(s) shall be temporarily charged with the management of the company and the Board may temporarily entrust the duties and powers of the Director who caused the vacancy or who is unable to act to another person, whether or not that person is a Director.

22.2

If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, is/are unable to act, the management of the company will be temporarily entrusted to one or more persons designated for that purpose by the general meeting. Such person designated by the general meeting shall duly observe these articles of association and the Board rules.

22.3

When determining to which extent Directors are present or represented, consent to a manner of adopting resolutions, or vote, no account will be taken of vacant Board seats and Directors who are unable to perform their duties.

CHAPTER VII

Annual Accounts. Profits

Article 23. Financial year. Drawing up the Annual Accounts

23.1	The company’s financial year shall correspond with the calendar year.

23.2

Within five months of the end of the company’s financial year, the Board shall draw up the Annual Accounts unless, in special circumstances, an extension of this term by not more than five months is approved by the general meeting.

23.3	The Annual Accounts shall be signed by the Directors; if the signature of any of them is missing, this fact and the reason for such omission shall be stated.

23.4	The Board may submit to the general meeting a preliminary advice on the Annual Accounts.

Article 24. Auditor

24.1	The company shall commission an Auditor to examine the Annual Accounts.

24.2

The general meeting shall be authorized to grant such commission. If the general meeting fails to do so, the Board shall be authorized to act instead. The commission may at any time be withdrawn by the general meeting and the one who granted the commission.

24.3	The Auditor shall report its findings to the Board.

24.4	The Auditor shall record its findings in a report commenting on the true and fair nature of the Annual Accounts.

24.5	The Auditor may be questioned by the general meeting in relation to his statement on the fairness of the Annual Accounts. The Auditor shall therefore attend and be entitled to address this meeting.

Article 25. Presentation to the shareholders. Availability. Adoption

25.1

The Annual Accounts shall be deposited at the company’s office for inspection by the shareholders and holders of depositary receipts issued with the cooperation of the company, within the period of time specified in article 23 paragraph 2. The Board shall also submit the report of the Board within the same term.

25.2

The company shall ensure that the Annual Accounts, the report of the Board and the additional data to be added pursuant to article 2:392 paragraph 1 of the Netherlands Civil Code shall be available at its office from the day notice is sent out for the general meeting at which these documents will be handled. Shareholders and holders of depositary receipts issued with the cooperation of the company may inspect these documents at the company’s office and may obtain a complimentary copy thereof.

25.3

If the company has bearer debt instruments outstanding, the documents, insofar as the same must be published after adoption, may also be inspected by any third party who may obtain a copy thereof at no more than cost. This right shall lapse as soon as the said documents have been deposited with the trade register.

25.4

The general meeting shall adopt the Annual Accounts. The Annual Accounts cannot be adopted if the general meeting has not been able to examine the Auditor’s report referred to in article 24 paragraph 4, unless under the additional data as mentioned in paragraph 2 of this article, a lawful ground has been stated for the absence of the Auditor’s report.

25.5

The provisions set out in these articles of association regarding the report of the Board and the additional data to be added under article 2:392 paragraph 1 of the Netherlands Civil Code shall not apply if the company is a member of a group and article 2:396 or article 2:403 of the Netherlands Civil Code applies to the company.

Article 26. Publication

The company shall publish its Annual Accounts, if required, in accordance with applicable law.

Article 27. Profits

27.1	The Board shall determine which portion of the profits earned in the past financial year, shall be reserved and which portion shall be distributed as dividends to the shareholders.

27.2	The company can only make distributions to the extent its equity exceeds the paid and called up part of the capital increased with the reserves, which must be maintained pursuant to the law.

27.3	Dividends shall be paid after the adoption of the Annual Accounts evidencing that the payment of dividends is lawful.

27.4

The Board may resolve to pay interim dividends, if the requirement of paragraph 2 of this article has been met as evidenced by an interim statement of assets and liabilities. Such interim statement shall relate to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved by law shall be included in such statement of assets and liabilities. The interim statement of assets and liabilities shall be signed by the Directors, if the signature of one of them is missing, this fact and the reason for such omission shall be stated. The company shall deposit the statement of assets and liabilities with the trade register within eight days after the day on which the resolution to distribute is published.

27.5	The Board may, with due observance of the provisions of paragraph 2 and 4, resolve to make distributions out of a reserve which need not be kept by law.

27.6	The Board may, with due observance of the provisions of paragraph 2 and 4, resolve to pay, wholly or partly, dividends other than in cash.

27.7

For the calculation of the amount to be distributed on the shares, the shares held by the company in its own capital shall not be taken into account. For the calculation of the amount to be distributed on each share, only the amount of the mandatory payments on the nominal value of the shares shall be taken into account. The foregoing may be deviated from with the consent of all shareholders.

27.8	A claim of a shareholder to receive a distribution expires after five years.

CHAPTER VIII

General meetings

Article 28. Annual general meeting

28.1	Within six months of the end of the company’s financial year, the annual general meeting shall be held.

28.2	The agenda of that meeting shall, among other matters, contain the items required by applicable law and such other proposals raised for consideration by the Board.

Article 29. Extraordinary general meetings

Without prejudice to the provisions of article 28 paragraph 1 and the law, general meetings shall be held as often as the Board or shareholders and holders of depositary receipts issued with the cooperation of the company together representing at least one-tenth of the issued capital, hereinafter referred to as the “requesting shareholders”, deem necessary, and as required by applicable law.

Article 30. Convocation. Agenda

30.1

General meetings shall be called by the Board or by the requesting shareholders. The requesting shareholders are only authorized to call the general meeting themselves if it is evidenced that the requesting shareholders have requested the Board to call a general meeting in writing, exactly stating the matters to be discussed, and the Board has not taken the necessary steps so that the general meeting could be held within six weeks after the request. The requirement of a written request is also met if the request is recorded electronically. If the requesting shareholders represent more than half of the issued capital, however, they shall be authorized to call the general meeting themselves without first having to request the Board to call the general meeting.

30.2	Convocation shall take place with observance of such term as required by applicable law and stock exchange regulations.

30.3

The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may be announced with due observance of the requirements of this article. The convening notice shall furthermore state all such information as may be required by these articles of association, applicable law and stock exchange regulations.

30.4

The agenda shall contain such business as may be placed thereon by the Board. An item, of which the discussion has been requested in writing by one or more shareholders, representing solely or jointly at least three-hundredth of the issued capital, shall be included in the convocation notice or announced in an equal manner, provided that the company has received the request, including the reasons for the request, or the proposal for a resolution, at least sixty days before the date of the meeting. The general meeting shall not adopt resolutions on matters other than those that have been placed on the agenda.

30.5

All convocations for the general meetings and all notifications to shareholders and holders of depositary receipts issued with the cooperation of the company shall be given in the manner required by applicable law.

Article 31. Place of the meetings

General meetings shall be held in the Netherlands, in the municipality of Amsterdam, or in the municipality of Haarlemmermeer (Schiphol). In a meeting held elsewhere, valid resolutions can only be taken if the entire issued capital is represented. The convening notice shall state the place where the general meeting shall be held.

Article 32. Imperfect convocation general meeting

32.1

Valid resolutions in respect of matters which were not mentioned on the agenda in the convocation letter or which have not been published in the same manner and with due observance of the period set for convocation, can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

32.2

If the period for convocation mentioned in article 30 paragraph 2 was shorter or if no convocation has taken place, valid resolutions can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

Article 33. General meeting chairman

33.1	The general meetings shall be chaired by the Chairman of the Board or by another Non-Executive Director appointed for that purpose by the Board.

33.2	If no chairman for a meeting has been appointed in accordance with paragraph 1, the meeting shall appoint its chairman itself.

Article 34. Minutes

34.1

Minutes shall be taken of the matters discussed at every general meeting by a secretary to be appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and signed by them to that effect.

34.2

The chairman, or the person who requested the meeting, may decide that an official notarial report should be drawn up of the matters discussed at the general meeting. This report must be co-signed by the chairman.

Article 35. Rights exercisable during a meeting. Admission

35.1

Every shareholder, as well as holders of depositary receipts issued with the cooperation of the company shall be authorized to attend the general meeting, address the meeting and exercise their voting rights. If the voting rights attached to a share are vested in the usufructuary or pledgee instead of the shareholder, also the shareholder shall be authorized to attend the general meeting and to address the meeting.

35.2

The rights referred to in the previous paragraphs may be exercised by a person acting upon a written power of attorney. A power of attorney shall mean any power of attorney transmitted via standard means of communication and received in written form. The requirement of a written power of attorney is also met in case the power of attorney has been recorded electronically.

35.3	The Directors shall have an advisory vote at the general meeting.

35.4	The Auditor as meant in article 24 paragraph 1 shall be authorized to attend the general meeting held to adopt the Annual Accounts and to address the meeting.

35.5	Admission to the general meeting of persons other than those referred to in this article shall be decided upon by the chairman of the general meeting.

35.6

The Board is authorized to determine that participation in the general meeting may also occur through an electronic communication method, under the conditions as may be announced in the convocation. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

35.7

Subject to the relevant provisions of applicable law and stock exchange regulations, votes that have been cast through an electronic communication method prior to the general meeting will be treated equally to votes cast at the time of the meeting.

35.8

The Board is authorized to determine at the convocation of a general meeting that, for the purposes of this article 35, the persons entitled to attend and to vote at the general meeting shall be those, who at the date of registration have such rights and are recorded as such in a register designated by the Board, irrespective of who may be entitled to the shares or depositary receipts at the time of the general meeting. The date of registration shall be the twenty-eighth day before the day of the meeting, or, if permitted under applicable law and stock exchange regulations, such other date as may be determined by the Board. The convocation shall mention the date of registration as well as the manner in which the persons entitled to attend or to vote at a general meeting may procure their registration and the way they may exercise their rights.

Article 36. Decision making general meeting

36.1	Every share shall give the right to cast one vote. Resolutions shall be passed by a simple majority of the votes cast, unless the law or the articles of association prescribe a greater majority.

36.2

If no simple majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates. If, again, no one has gained a simple majority of the votes, new votes shall be held until either one person has gained a simple majority or, if the vote was between two persons, the votes are equally divided. Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the least number of votes. If two or more persons have the least number of votes, it shall be decided by lot who cannot be voted for at the new vote. If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.

36.3	If a vote is taken in respect of matters other than in relation to election of persons and the votes are equally divided, the relevant motion shall be considered rejected.

36.4	All voting shall take place orally unless the chairman decides or any person entitled to vote requests a voting in writing.

36.5	Abstentions and invalid votes shall be deemed not to have been cast.

36.6	Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.

36.7

The chairman’s view at the meeting expressing that the general meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant motion was not put down in writing. However, if the chairman’s view is challenged immediately after it is expressed, a new vote shall be taken when the majority of the persons present and entitled to vote so require or, if the original vote was not by call or by ballot, when one person present and entitled to vote so requires. The new vote shall nullify the legal consequences of the original vote.

Article 37. Resolutions passed outside a meeting

The shareholders may not pass resolutions in writing, rather than at a general meeting.

CHAPTER IX

Amendment to the articles of association. Liquidation

Article 38. Amendment to the articles of association and dissolution

Upon the proposal of the Board, the general meeting may resolve to amend the articles of association or to dissolve the company. If a proposal to amend the articles of association or to dissolve the company is to be submitted to the general meeting, the convening notice must state this fact. At the same time, if the motion is for an amendment to the articles of association, a copy of the motion containing a verbatim text of the proposed amendment must be deposited at the company’s office for inspection by the shareholders and holders of depositary receipts issued with the cooperation of the company until the meeting has been held.

Article 39. Liquidation

39.1	If the company is dissolved pursuant to a resolution by the general meeting, the Directors shall be the liquidators of the dissolved company, unless the Board appoints other persons to that effect.

39.2	The provisions of these articles of association shall, to the fullest extent possible, continue to be in force during the liquidation.

39.3	The surplus remaining after payment of the debts shall be paid to the shareholders in proportion to the aggregate nominal value of their individual shareholdings.

39.4	After the company has ceased to exist, the books, records and other carriers of data shall be kept by the person designated thereto by the liquidators for seven years.

CHAPTER X

Indemnification and hold harmless clause

Article 40. Indemnification and hold harmless clause

40.1

To the fullest extent permissible by law, the company shall indemnify and reimburse for, and hold harmless against, each officer and former officer, Director and former Director (including former members of the company’s management board and supervisory board) (and, in the case of an officer or Director that is not a natural person, its affiliates, shareholders, members, managers, directors, officers, partners, employees and agents) collectively, the “Indemnified Persons”):

a.

any and all liabilities, claims, judgments, fines and penalties (collectively, the “Claims”) incurred by an Indemnified Person as a result of any expected, threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each a “Legal Action”) in relation to any act or omission in or related to his or her capacity as Indemnified Person; and

b.	any expenses (including reasonable attorneys’ fees and litigation costs) (collectively, “Expenses”) incurred by an Indemnified Person in connection with any Legal Action.

40.2	An Indemnified Person will not be held harmless, indemnified and reimbursed as referred to above in paragraph 1, if and to the extent:

a.

a Dutch court has made a final and binding judgment that the act or omission of the Indemnified Person can be characterized as willful misconduct (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid); and/or

b.	the costs or the loss of the Indemnified Person is covered by insurance and the insurer has compensated him or her for the costs or loss.

40.3

When a Dutch court has made a final and binding judgment that an Indemnified Person has no claim to the indemnification as referred to above in paragraph 1, the Indemnified Person shall immediately repay to the company any amount of indemnification it received from the company. The company can demand surety for the repayment obligation of the concerned party.

40.4

The company shall use all its reasonable endeavors to provide for, and shall bear the cost of, insurance covering Claims against, and Expenses incurred by, the Indemnified Persons in connection with any Legal Action.

40.5

The company may enter into agreements with an Indemnified Person to provide for indemnification consistent with the terms and conditions set forth in this article 40. Unless otherwise agreed by the Indemnified Persons, the company may maintain insurance, at its expense, on its own behalf and on behalf of the Indemnified Persons against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the company would have the power to indemnify such person against such liability under this article 40.

40.6

Expenses incurred by an Indemnified Person in defending a Legal Action shall be paid by the company in advance of such Legal Action’s final disposition upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the company deems appropriate. The indemnification and advancement of expenses set forth in this article 40 shall continue as to an Indemnified Person who has ceased to be a named Indemnified Person and shall inure to the benefit of the heirs, executors, administrators, successors and permitted assigns of such a person.

40.7

Persons who are not covered by the foregoing provisions of this article 40 and who are or were partners, employees or agents of the company, or who are or were serving at the request of the company as employees or agents of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the company.

40.8

The provisions of this article 40 shall be deemed to be a contract right between the company and each person who serves in such capacity at any time while this article 40 and the relevant provisions of applicable law are in effect, and any repeal or modification of this article 40 or any such law shall not affect any rights or obligations then existing with respect to any state of facts or Legal Action then existing. The indemnification and other rights provided for in this article 40 shall inure to the benefit of the heirs, executors and administrators of any Indemnified Person. Except as provided in this article 40, the company shall indemnify any such person seeking indemnification in connection with a Legal Action initiated by such person only if such Legal Action was authorized by the Board.

40.9

For purposes of this article 40, references to “the company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its managers, managing directors, supervisory directors, executive directors or non-executive directors, officers, employees or agents, so that any Person who is or was a manager, managing director, supervisory director, executive director or non-executive director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a managing director, supervisory director, executive director or non-executive director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, shall stand in the same position under this article 40 with respect to the resulting or surviving company as he or she would have with respect to such constituent company if its separate existence had continued. For purposes of this article 40, references to “other enterprise(s)” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the company” shall include any service as a manager, officer, employee or agent of the company that imposes duties on, or involves services by, such manager, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.

40.10

Anything herein to the contrary notwithstanding, any indemnity by the company relating to the matters covered in this article 40 shall be provided out of and to the extent of company assets only and no shareholder shall have personal liability on account thereof or shall be required to make additional contributions to help satisfy such indemnity of the company.

FINAL STATEMENTS

Finally, the person appearing declared as evidenced by the Extract, the person appearing has been authorised to execute this Deed.

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the Deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.